May 14, 2021

Securities and Exchange Commission Filing Desk 100 F Street, N.E. Washington, D.C. 20549

RE:	Rule 477 Request by SFS Series Trust (the “Trust”) (File Nos. 333-240338 and 811-23599) to withdraw Form N-1A with respect to the Rockcrest Income Stability Fund

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests withdrawal of the filing of a Form N-1A for the Trust (File Nos. 333-240338 and 811-23599) (the “Filing”). The Filing was submitted on March 26, 2021 (Accession No. 0001387131-21-003927). The Trust is requesting withdrawal of the amendment as it no longer intends to offer shares of the series that is the subject of the post-effective amendment. No securities have been issued or sold by the Trust in connection with the Filing.

If you have any questions concerning the foregoing, please contact the undersigned at (913) 660-0778 or John.Lively@Practus.com.

Very truly yours,

/s/ John H. Lively
On behalf of Practus, LLP

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com